EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for the Company for the periods indicated.  In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, discontinued operations and fixed charges. The Company had no preferred stock outstanding for any period presented below, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

						Six Months Ended
	Years Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2009
	(In Thousands, Except Ratios)
Fixed Charges:
Interest Expense, Including Amortization of Deferred Finance Fees	$15,120	$18,487	$20,925	$19,066	$13,585	$4,802
Interest Portion of Rental Expense (1)	3,953	3,309	2,813	2,983	3,278	1,563
Total Fixed Charges	19,073	21,796	23,738	22,049	16,863	6,365

Earnings (Loss) Before Income Taxes, Discontinued Operations and Fixed Charges:
Earnings (Loss) From Continuing Operations Before Income Taxes	(12,586)	(347)	15,657	8,229	(29,203)	10,819
Equity (Income) / Losses of Minority Owned Subsidiaries	(753)	(956)	(915)	(116)	319	(14)
Distributed Earnings of Minority Owned Subsidiaries	1,199	958	557	300	281	—
Fixed Charges	19,073	21,796	23,738	22,049	16,863	6,365
Total Earnings Available For Fixed Charges	$6,933	$21,451	$39,037	$30,462	$(11,740)	$17,170
Ratio of Earnings to Fixed Charges (2):	0.4	1.0	1.6	1.4	N/A	2.7

(1)	Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(2)	Earnings are inadequate to cover fixed charges for 2008. The deficiency in earnings for the year ended December 31, 2008 is $28.6 million.